SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  XTRANA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98415F 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JOHN C. GERDES
                                C/O XTRANA, INC.
                         590 BURBANK STREET, SUITE 205
                           BROOMFIELD, COLORADO 80020
                                 (303)466-4424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98415F 10 9                  13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John C. Gerdes, Ph.D.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,430,068

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,430,068

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,430,068

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6% (See responses to Items 4 and 5.)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98415F 10 9                  13D                     Page 3 of 5 Pages


ITEM 1.       SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "COMMON STOCK"), of Xtrana, Inc., a Delaware corporation formerly known as Biopool International, Inc. (the "ISSUER"). The principal executive offices of the Issuer are located at 590 Burbank Street, Suite 205, Broomfield, Colorado 80020.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of John C. Gerdes, Ph.D. (the "REPORTING PERSON"). The Reporting Person's principal business address is c/o Xtrana, Inc., 590 Burbank Street, Suite 205, Broomfield, Colorado 80020. The principal occupation of the Reporting Person is as the Chief Scientific Officer and a member of the Board of Directors of the Issuer. The Reporting Person is a citizen of the United States.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purpose of this Schedule 13D is to report the acquisition of the Reporting Person of 1,430,068 shares of Common Stock.

         The source of the consideration for the acquisition of Common Stock of the Issuer reported hereon was 500,000 shares of the common stock of Xtrana, Inc., a privately-held Delaware corporation that merged with and into the Issuer, effective as of August 10, 2000. On August 10, 2000, Xtrana, Inc. was merged with and into the Issuer, in accordance with an Agreement and Plan of Reorganization dated May 3, 2000 by and among the Issuer and Xtrana, Inc. Pursuant to the merger, the Issuer issued shares of Common Stock to the former stockholders of Xtrana, Inc., including the Reporting Person, in exchange for all outstanding shares of Xtrana, Inc.'s common stock, par value $0.01 per share, and all outstanding shares of Xtrana, Inc.'s Series A, Series B, Series C and Series D Preferred Stock.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         On August 10, 2000, Xtrana, Inc. was merged with and into the Issuer (known at the time as Biopool International, Inc.), in accordance with an Agreement and Plan of Reorganization dated May 3, 2000 by and among the Registrant and Xtrana, Inc. Pursuant to the merger, the Registrant issued shares of Common Stock in exchange for all outstanding shares of Xtrana, Inc.'s common stock, par value $0.01 per share, and all outstanding shares of Xtrana, Inc.'s Series A, Series B, Series C and Series D Preferred Stock. The aggregate number of shares of

CUSIP No. 98415F 10 9                  13D                     Page 4 of 5 Pages


Issuer Common Stock that comprised the merger consideration was determined by extensive negotiations between the Issuer and Xtrana, Inc. and was approved by the Board of Directors of the Issuer. Prior to the merger, Xtrana, Inc. had developed proprietary nucleic acid (DNA/RNA) testing technology, which it had not yet commercialized. In 2001, the Issuer changed its corporate name from Biopool International, Inc. to Xtrana, Inc.

         The Reporting Person acquired its shares of Common Stock of the Issuer for investment purposes. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of July 14, 2003, the Reporting Person beneficially owned 1,430,068 shares of Common Stock, or approximately 8.6% of the shares of Common Stock outstanding (based on 16,533,269 shares of Common Stock of the Issuer outstanding on April 23, 2003, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

         (b) The Reporting Person has sole voting power with respect to, and the sole power to dispose or to direct the disposition of, the 1,430,068 shares of the Common Stock he owns.

         (c) Except as set forth above or incorporated by reference herein the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Not applicable.

CUSIP No. 98415F 10 9                  13D                     Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

July 18, 2003                             /s/ John C. Gerdes, Ph.D.
                                          --------------------------
                                          John C. Gerdes, Ph.D.